SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.   ) *

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
             -----------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                          LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                          (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                        -----------------------------
                                 DAVID FARAHI
                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                            DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                            191 NORTH WACKER DRIVE
                                  SUITE 1800
                            CHICAGO, ILLINOIS 60606
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                           CALCULATION OF FILING FEE
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Transaction Valuation*  $816,000                 Amount of Filing Fee  $163.20
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     * For purposes of calculating the fee only. This amount assumes the purchase of 12,000 units of limited partnership interest of the subject partnership for $68 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
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Form or Registration No.:
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Filing Party:
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Date Filed:
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

     This statement (the "Statement") constitutes the Tender Offer Statement on Schedule TO of Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in the Offer to Purchase, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in the Offer to Purchase, none of the events set forth in Item 1006(c) of Regulation M-A are planned, proposed or being negotiated.




ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Except as set forth in the Offer to Purchase, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The Purchaser owns 9,703 Units representing 5.2% of the total outstanding Units. Mr. Ben Farahi, a member of the Purchaser owns 44 Units representing ..02% of the total outstanding Units. Mr. Farahi is also a partner in Farahi Investment Company, a general partnership which is the sole member of Western Real Investments LLC, an affiliate of the Purchaser ("Western"), which owns 68,084 Units representing 36.2% of the total outstanding Units. The Purchaser, Western and Mr. Farahi own in the aggregate 77,831 Units or 41.4% of the total Units outstanding based on the 187,919 Units outstanding as of the date hereof.

ITEM 10.  FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase, dated February 18, 2003.

     (a)(2) Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated February 18, 2003, from the Purchaser to Limited Partners.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.


























SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        VIRGINIA SPRINGS LIMITED LIABILITY COMPANY


                        By  /s/ David Farahi
                        --------------------------
                        David Farahi
                        Manager


Dated:  February 18, 2003


Exhibit Index

Exhibit No.

     (a)(1) Offer to Purchase, dated February 18, 2003.

     (a)(2) Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated February 18, 2003, from the Purchaser to Limited Partners.

Exhibit (a)(1)

OFFER TO PURCHASE FOR CASH

VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
IS OFFERING TO PURCHASE UP TO 12,000 UNITS OF
LIMITED PARTNERSHIP INTEREST IN
RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.,
A DELAWARE LIMITED PARTNERSHIP,
FOR $68 PER UNIT IN CASH

     We will purchase up to 12,000 (approximately 6.4%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. You will not pay any fees or commissions if you tender your units. Our offer is not subject to any minimum number of units being tendered. Please be advised that we will pay for the units tendered to us within five days after the expiration date of this tender offer.

     We are an affiliate of your general partner. We are making this offer with a view towards making a profit.

     Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units.

     Our offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on April 23, 2003, unless we extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

        We are making our offer to make a return on our investment. Accordingly, in establishing our purchase price we are motivated to set the lowest price for your units that might be acceptable to you consistent with our objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

        Our purchase price of $68 is not based on any third party appraisal or valuation. In addition, our purchase price was determined without any arm's-length negotiation between us and your partnership. No independent person has given an opinion on the fairness of our offer, and no representation is made by us or the general partner of your partnership on the fairness of our offer.

        If you tender your units you will be giving up future potential value from owning the units.

        You may receive more value by retaining your units than by selling your units to us.

        We are an affiliate of the general partner of your partnership.

        It is possible that in the future we may conduct an additional offer at a higher price.



        Our affiliates currently own approximately 41.4% of the outstanding units. We and our affiliates may be in a position to influence the outcome of partnership decisions on which limited partners may vote.

     To accept our offer, please execute the enclosed letter of transmittal and return it to American Stock Transfer & Trust Company, which is acting as Depositary for our offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see Section 3. "Procedures for Tendering Units"). Questions and requests for assistance or for additional copies of this offer to purchase or the letter of transmittal should be directed to MacKenzie Partners, Inc., which is acting as Information Agent for our offer, at (800) 322-2885.

February 18, 2003

TABLE OF CONTENTS

                                                                    Page
SUMMARY TERM SHEET                                                     1

RISK FACTORS                                                           2
  Offer Price May Not Represent Fair Market Value                      2
  Estimated Liquidation Value May Not Properly Reflect Current Market
   Value                                                               3
  Loss of Future Benefits from Your Ownership of Units                 3
  Control of Your Partnership by Us                                    3
  Conflicts of Interest with Respect to the Offer                      4
  No General Partner Recommendation                                    4
  Conflicts of Interest Relating to Fees                               4
  Possible Future Offer at a Higher Price                              4
  Recognition of  Taxable Gain on a Sale of Your Units                 4
  Continuation of the Partnership                                      5

THE OFFER                                                              5

  Section 1.   Terms of the Offer                                      5
  Section 2.   Proration; Acceptance for Payment and Payment for Units 5
  Section 3.   Procedures for Tendering Units                          6
  Section 4.   Withdrawal Rights                                       9
  Section 5.   Extension of Tender Period; Termination; Amendment      9
  Section 6.   Certain Federal Income Tax Consequences                10
  Section 7.   Effects of the Offer                                   13
  Section 8.   Future Plans                                           14
  Section 9.   Certain Information Concerning Your Partnership        14
  Section 10.  Conflicts of Interest and Transactions with Affiliates 17
  Section 11.  Certain Information Concerning Us                      17
  Section 12.  Source of Funds                                        19
  Section 13.  Background of the Offer                                19
  Section 14.  Conditions of the Offer                                21
  Section 15.  Certain Legal Matters                                  21
  Section 16.  Fees and Expenses                                      22
  Section 17.  Miscellaneous                                          22

Schedule 1 Information With Respect to the Members of Virginia Springs Limited Liability Company

SUMMARY TERM SHEET

     This summary term sheet highlights the most material information regarding our offer, but it does not describe all of the details thereof. We urge you to read this entire offer to purchase, which contains the full details of our offer. We have also included in the summary term sheet references to the sections of this offer to purchase where a more complete discussion may be found. As used herein, the term "general partner" refers to Maxum LLC.

        THE OFFER. Subject to the terms hereof, we are offering to purchase from you 12,000 of the limited partnership units of RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., your partnership, for $68.00 per unit in cash. Our office price of $68 per unit is less than the estimated liquidation value of your partnership as of September 30, 2002. In addition, should you tender your units to us you will be giving up future potential value from owning the units, which value may change if and when your partnership undertakes the process to take title to the property which currently secures its remaining mortgage loan However, by tendering now you obtain liquidity. See "Section 1. Terms of the Offer", "Section 9. Certain Information Concerning Your Partnership" and "Section 13. Background of the Offer."

        EXPIRATION DATE. Our offer expires on April 23, 2003, unless extended, and you can tender your units until our offer expires. See "Section 1. Terms of the Offer."

        RIGHT TO EXTEND THE EXPIRATION DATE. We can extend the expiration date of our offer in our sole discretion and, if we do, we will either issue a press release or send you a notice of any such extension. See "Section 5. Extension of Tender Period; Termination; Amendment."

        HOW TO TENDER. To tender your units, complete the accompanying acknowledgment and agreement and send it, along with any other documents required by the letter of transmittal, to the Depositary, American Stock Transfer & Trust Company, at one of the addresses set forth on the back of this offer to purchase. See "Section 3. Procedures for Tendering Units."

        WITHDRAWAL RIGHTS. You can withdraw your units at any time prior to the expiration of the offer, including any extensions. In addition, you can withdraw your units at any time on or after April 23, 2003 if we have not already accepted units for purchase and payment. See "Section 4. Withdrawal Rights."

        HOW TO WITHDRAW. To withdraw your units, you must send a notice of withdrawal to the Depositary, identifying yourself and the units to be withdrawn. See "Section 4. Withdrawal Rights."

        TAX CONSEQUENCES. Your sale of units in this offer will be a taxable transaction for federal income tax purposes. The consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See "Section 6. Certain Federal Income Tax Consequences."

        AVAILABILITY OF FUNDS. We currently have the necessary cash to consummate our offer. See "Section 12. Source of Funds."


        REMAINING AS A LIMITED PARTNER. If you do not tender your units, you will remain a limited partner in your partnership. See "Section 7. Effects of the Offer."

        CONFLICTS OF INTEREST. The general partner of your partnership (which is our affiliate) and another of our affiliates are entitled to receive payment for services and reimbursement of certain expenses involving your partnership and its assets. As a result, a conflict of interest exists between continuing the partnership and receiving these fees, and the liquidation of the partnership and the termination of these fees. See "Section 9. Certain Information Concerning Your Partnership" and "Section 10. Conflicts of Interest and Transactions with Affiliates. "

        NO GENERAL PARTNER RECOMMENDATION. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units, and believes each limited partner should make his or her own decision whether or not to tender. See "Section 13. Background of the Offer."

        CONDITIONS TO THE OFFER. There are a number of conditions to our offer. See "Section 14. Conditions of the Offer."

        NO SUBSEQUENT OFFERING PERIOD. We do not intend to have a subsequent offering period after the expiration date of the initial offering period (including any extensions). See "Section 5. Extension of Tender Period; Termination; Amendment."

        ADDITIONAL INFORMATION. For more assistance in tendering your units, please contact our Information Agent at one of the addresses or the telephone number set forth on the back cover page of this offer to purchase.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS TO WHICH WE HAVE REFERRED. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

RISK FACTORS

     Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

     There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price may not reflect the price that you could receive in the open market for your units which could be higher than our offer price. According to Partnership Spectrum, an independent industry publication, between December 1, 2001 and November 30, 2002, a limited number of units in your partnership were traded in the informal secondary market for units at prices ranging from a high of $120 per unit to a low of $70 per unit, with a weighted average price of approximately $105.37 per unit and without taking into account commissions and other transactional costs. The majority of these sales of units in the secondary market occurred prior to either the first or both distributions of the settlement from the litigation described in the following paragraph.


     On February 12, 2001, one of our affiliates acquired 6,841 units at a purchase price of $127 per unit. At the end of 2001, the partnership made a distribution to the limited partners of $25.12 per unit. In addition, as of January 1, 2002, such affiliate acquired 57,695 units from certain limited partners affiliated with the former general partners of your partnership and another affiliate of ours acquired the general partnership interests, for a combined purchase price of $4,395,181.46 and an assignment of the settlement rights of our affiliated entities with respect to the then litigation pending against the then selling entities. On August 14, 2002, we acquired 9,703 units at a purchase price of $95 per unit. In late September 2002, your partnership made a distribution to the limited partners of $33.79 per Unit which represented 90% of the settlement proceeds with respect to the litigation brought against the former general partners of the partnership and two of their affiliates. On December 11, 2002, the partnership made a distribution to the limited partners of $3.72 per Unit which represented the remaining portion of the settlement proceeds. See "Section 9. Certain Information Concerning Your Partnership - Litigation" and "Section 11. Certain Information Concerning Us - Units Owned by Our Affiliates."

ESTIMATED LIQUIDATION VALUE MAY NOT PROPERLY REFLECT CURRENT MARKET VALUE

     We have estimated that the liquidation value of your partnership as of September 30, 2002 was $89.37 per unit. This estimate may not reflect the current market value of your partnership's one remaining mortgage loan or the property securing such loan. We did not undertake an independent analysis of the liquidation value of the partnership.

LOSS OF FUTURE BENEFITS FROM YOUR OWNERSHIP OF UNITS

     If you tender your units in response to our offer you will transfer to us all right, title and interest in and to all of the units we accept, including the right to participate in any future potential benefits represented by the ownership of the units. Accordingly, you will not receive any future potential benefits from units you sell to us, such as future distributions by your partnership and the potential for appreciation in the value of the units you sell to us.

CONTROL OF YOUR PARTNERSHIP BY US

     Our affiliates currently beneficially own approximately 41.4% of the outstanding units. Should this tender offer be fully subscribed, we, along with our affiliates, will control in excess of 47% of all the outstanding units and, therefore, will be in a position to influence the outcome of all voting decisions with respect to your partnership, including decisions on the removal of your general partner, amendments to the partnership's limited partnership agreement, the sale of the partnership's assets and the liquidation of your partnership.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER

     We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including the general or any limited partner.

NO GENERAL PARTNER RECOMMENDATION

     The general partner of your partnership, our affiliate, makes no recommendation as to whether or not you should tender or refrain from tendering your units. You must make your own decision whether or not to participate in the offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

CONFLICTS OF INTEREST RELATING TO FEES

     Because our affiliates receive fees for managing your partnership and its assets, a conflict of interest exists between continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Also, a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership would result in a decrease or elimination of the substantial fees to which it is entitled for services provided to your partnership. Our affiliate currently acts as the general partner of your partnership. For acting in such a capacity, Maxum LLC was allocated an aggregate of $31,344 of taxable income for the nine months ended September 30, 2002.

POSSIBLE FUTURE OFFER AT A HIGHER PRICE

     It is possible that we may conduct an unrelated future offer for units at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions and our interest in acquiring additional units.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

     Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of the sale will depend upon a number of factors related to your tax situation, including your tax basis in the units you transfer to us, whether you dispose of all of your units; whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units; and whether you are considered a "dealer" of units.

Therefore, depending on your basis in the units, your tax position and your status, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

CONTINUATION OF THE PARTNERSHIP

     Your partnership will continue to be operated as it has in the past. Accordingly, there may be no way to liquidate your investment in the partnership in the future until the assets are sold and the partnership is liquidated.

THE OFFER

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of this offer, we will accept and thereby purchase up to 12,000 units that are validly tendered on or prior to the expiration date, and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on April 23, 2003, unless we have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by us, expires. See Section 5 of this offer to purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate our offer. We will pay for the units tendered within five days after the expiration date of the tender offer.

     Our offer is subject to satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. See Section 14 of this offer to purchase, which sets forth in full the conditions of the offer. We reserve the right, in our sole discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of such conditions have not been satisfied or waived, we may: (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to the tendering limited partners; (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all units validly tendered; (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended; or (iv) amend the offer.

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 12,000 or less, we will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 12,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, we will accept for payment an aggregate of 12,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units.

     We will pay for up to the maximum number of units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the expiration date. In all cases, the payments for units purchased in our offer will be made only after timely receipt by our Depositary of a properly completed and duly executed letter of transmittal or a facsimile thereof, and any other documents required by the terms of this offer or by the letter of transmittal. See "Section 3. Procedures for Tendering Units."

     For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, validly tendered units under the offer when, as and if we give verbal or written notice to our Depositary of our acceptance of those units for payment pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for units tendered and accepted for payment pursuant to the offer will in all cases be made through our Depositary, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners. Under no circumstances will interest be paid on the offer price by reason of any delay in making such payment.


     If any tendered units are not purchased for any reason, the letter of transmittal with respect to such units will be destroyed by us and we will return any certificates representing such units. If, for any reason, acceptance for payment of, or payment for, any units tendered in our offer is delayed or we are unable to accept for payment, purchase or pay for units tendered in our offer, then, without prejudice to our rights under Section 14 of this offer to purchase, we may cause our Depositary to retain tendered units and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in Section 4 of this offer to purchase; subject, however, to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay limited partners the offer price for units tendered or return those units promptly after termination or withdrawal of the offer.

     SECTION 3.  PROCEDURES FOR TENDERING UNITS.

     VALID TENDER. To validly tender units, a properly completed and duly executed letter of transmittal or a facsimile thereof and any other documents required by the terms hereof or by the letter of transmittal including the certificates, if any, representing the units being tendered, must be received by our Depositary on or prior to the expiration date. If you do not provide us with the certificate(s) representing your units which you would like to tender to us, by signing the letter of transmittal you are certifying that the certificate(s) representing your units have been lost or misplaced and agreeing to indemnify us and your partnership in the manner provided for in the letter of transmittal. In order to comply with certain restrictions on transfer in the partnership agreement, a tender which would result in the tendering limited partner owning less than ten units, or four units in the case of a limited partner which is an IRA or Keogh Plan, will not be effective. Should you tender some but not all of your units we may be required to reject a portion of your tender so as to comply with the terms of the partnership agreement. However, we will accept as many of your units as possible without violating any of the terms of the partnership agreement.

     SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of a unit, then no notarization or signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of eligible institutions such as a member firm of a registered national securities exchange, a member of the National Association of

Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, no notarization or signature guarantee is required on the letter of transmittal. HOWEVER, IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST EITHER BE NOTARIZED OR GUARANTEED BY AN ELIGIBLE INSTITUTION.

     IN ORDER FOR YOU TO TAKE PART IN THE OFFER, YOUR UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE. The method of delivery of the letter of transmittal and all other required documents, including certificates representing the units being tendered, is at your option and delivery will be deemed made only when actually received by our Depositary.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. If you tender your units and you are not a corporation or foreign individual, you may be subject to 30% backup federal income tax withholding unless you provide us with your correct taxpayer identification number ("TIN"). To avoid this backup withholding, you should complete and sign the Substitute Form W-9 included in the letter of transmittal. If you tender your units and do not complete the Substitute Form W-9, we are required to withhold 30% (and if you fail to provide your TIN, an additional $50 or such other amount as may be imposed by law) from the purchase price payment made to you. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Tax Consequences."

     FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the acknowledgment and agreement set forth in the letter of transmittal and "Section 6. Certain Federal Income Tax Consequences."

     TRANSFER TAXES. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer of units will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the acknowledgment and agreement and each with full power of substitution, to the fullest extent of your rights with respect to the units tendered by you and accepted for payment by us. Each such proxy will be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to accepted units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment of the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners and/or limited partners then scheduled or acting by written consent without a meeting. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as are required to enable the units tendered to be voted in accordance with our directions. The proxy granted by you to us will remain effective and is irrevocable for a period of ten years following the termination of our offer.

     By executing the letter of transmittal, you also irrevocably constitute and appoint us and our designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units and will remain effective and be irrevocable for a period of ten years following the termination of our offer. You agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our designees each will have the power, among other things: (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith); (ii) upon receipt by the Depositary of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer;
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form; and
(iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

     ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing the letter of transmittal, you irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to promptly forward such distribution to us.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of units in our offer will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of, or payment for, that unit may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner, and our interpretation of the terms and conditions of the offer, including the letter of transmittal and the instructions thereto, will be final and binding. Neither us, our Depositary, our Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

     BINDING AGREEMENT. A tender of a unit under any of the procedures described above and the acceptance for payment of such unit constitutes a binding agreement between the tendering unit holder and us on the terms set forth in this offer and the related letter of transmittal.

     SECTION 4. WITHDRAWAL RIGHTS. You may withdraw tendered units at any time prior to the expiration date if the units have not been previously accepted for payment.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by our Depositary at the address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

     If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, we may cause our Depositary to retain tendered units and such units may not be withdrawn except to the extent that a tendering limited partner is entitled to withdrawal rights as set forth in this
Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered by following any of the procedures described in Section 3 at any time prior to the expiration date.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. We expressly reserve the right, in our sole discretion, at any time and from time to time: (i) to extend the period of time during which our offer is open, and thereby delay acceptance for payment of, and the payment for, any unit; (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions of the offer is not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions; (iii) upon the occurrence of any of the conditions specified in Section 14 of this offer to purchase, to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for; and (iv) to amend our offer in any respect, including, without limitation, by increasing the consideration offered, increasing or decreasing the number of units being sought, or both. Notice of an amendment will promptly be disseminated to you in a manner reasonably designed to inform you of the change in compliance with Rule 14d-4(c) under the Exchange Act. An extension of the offer will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If we extend the offer, or if we delay payment for a unit, whether before or after its acceptance for payment, or are unable to pay for units pursuant to our offer for any reason, then, without prejudice to our rights under the offer, we may cause our Depositary to retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If we make a material change in the information concerning the offer or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following any material change in the information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and for investor response. As used in this offer to purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     SECTION 6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of certain federal income tax considerations that should be considered in connection with a sale of units in our offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of our offer. All of the foregoing are subject to change at any time, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to you in light of your specific circumstances or to certain types of investors subject to special tax rules (for example, dealers in securities, banks, insurance companies and, except as discussed below, foreign and tax-exempt investors), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of units pursuant to our offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. Your resulting tax consequences will depend, in part, on your personal tax situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES, INCLUDING STATE AND LOCAL TAX CONSEQUENCES, TO YOU OF SELLING UNITS IN OUR OFFER.

     You will recognize gain or loss on a sale of units in our offer equal to the difference between: (i) your "amount realized" on the sale; and (ii) your adjusted tax basis in the units sold. The amount of your adjusted tax basis will vary depending upon your particular circumstances, but generally will equal your cash investment in your units, increased by your share of your partnership's income and gain and decreased by your share of your partnership's losses and distributions. The "amount realized" with respect to a unit sold will be a sum equal to the amount of cash received by you for the unit plus the amount of your share of the partnership's liabilities that are allocable to the unit.

     In connection with the closing of our purchase of your units, you will be allocated a share of your partnership's taxable income or loss with respect to the units sold by you in accordance with the provisions of your partnership's partnership agreement governing allocations to transferees of units. Such allocations and any cash distributed to you or for your benefit prior to the closing by your partnership will affect your adjusted tax basis in your units and, therefore, your taxable gain or loss upon a sale of units in our offer. In this regard, if you tender your units, you will be allocated a pro rata share of taxable income with respect to your units sold in our offer through the end of the calendar quarter in which the units are sold, but we will receive all future distributions made with respect to your units. See "Section 9. Certain Information Concerning Your Partnership."

     Based on the results of your partnership's operations through September 30, 2002, and without giving effect to your partnership's operations, transactions or distributions after that date, depending on your date of entry into your partnership, if you sell your units in our offer and you purchased your units in your partnership's original offering, we estimate that you will realize a loss for federal income tax purposes. For purposes of the passive activity loss rules (discussed below), such loss may be 100% allocable to your partnership's remaining mortgage loan asset. Based on your partnership's treatment of its interest income from the mortgage loan as non-passive activity income, such loss generally could be deductible by you in the year of sale free of the Code's applicable passive activity loss limitation (but subject to any other applicable limitations) even if you do not sell all of your units in our offer.

     Your gain or loss on a sale of a unit in our offer generally will be treated as a capital gain or loss if you held the unit as a capital asset. Gain recognized by you on the disposition of a unit with a holding period of 12 months or less will be classified as short-term capital gain and subject to taxation at ordinary income tax rates. Your capital gain or loss will be treated as long-term capital gain or loss if your holding period for the unit exceeds 12 months. Under current law, capital gains and losses of individuals and non-corporate taxpayers are taxed under tax rules different from the rules applicable to corporations. Long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 20%; however, such gain attributable to the recapture of straight-line depreciation deductions is taxed at a federal income tax rate of 25%. The maximum marginal federal income tax rate for other income of such persons is 38.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers can deduct up to $3,000 of capital losses in excess of the amount of their capital gains against their ordinary income. An individual's long-term capital losses in excess of his long-term capital gains can offset his short-term capital gains on which he would otherwise be subject to tax at the same federal income tax rates as his ordinary income.

Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

     Under special tax rules applicable to "passive activity losses," if you are a non-corporate taxpayer, you generally cannot use your losses from your partnership's passive activities to offset your non-passive activity income (and if you are a closely-held corporation, you generally cannot use your losses from your partnership's passive activities to offset your portfolio income). One hundred percent of your loss on a sale of your units in our offer may be allocable to your partnership's mortgage loan asset, and, therefore, may be deductible in full by you in the year of sale free of the passive activity loss limitation (based on your partnership's treatment of its income from this asset as non-passive activity income and such treatment is proper). In any event, if you sell all your units in our offer, then your loss on the sale (and any previously suspended passive losses from the partnership) could be deducted by you in full in the year of sale (subject to any other applicable limitations).

     In order to avoid liability for federal estimated tax penalties, an individual generally is required to make quarterly estimated tax payments on account of his annual tax liability. Penalties generally may be avoided by the individual's paying at least 90% of his taxes due for the current year or a percentage of his prior year's tax equal to 112% if the preceding tax year is 2001 and 110% if the preceding tax year is 2002 or thereafter.

     If you are a tax-exempt investor, you generally should not realize unrelated business taxable income upon a sale of your units in our offer assuming you do not hold your units subject to acquisition indebtedness. However, if you are a tax-exempt investor described in section 501(c)(7),
(c)(9), (c)(17) or (c)(20) of the Code, you should consult your tax advisor concerning the application of "set aside" and reserve requirements to a sale of your units.

     In addition to federal income tax, you may be subject to state and local taxes on your gain (if any) on a sale of your units. You should consult with your own professional tax advisors concerning the state and local tax consequences of a sale of your units.

     If you sell your units, you must report the sale by filing a statement with your federal income tax return for the year of sale. To prevent the possible application of back-up federal income tax withholding of 30% with respect to the payment of the purchase price, you will have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

     TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING LIMITED PARTNERS. Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. The partnership will not process any requests for transfers of units during any 12-month period which could cause a tax termination. If your partnership is deemed to terminate for tax purposes, the

                                   -12-
following federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

     You will not recognize any gain or loss upon such deemed contribution of your partnership's assets to the new partnership or upon such deemed distribution of interests in the new partnership, and your capital account in your partnership will carry over to the new partnership.

     A termination of your partnership for federal income tax purposes may also subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you for certain years following our offer if you do not tender all of your interests in your partnership (thereby increasing the taxable income allocable to your interests in your partnership each such year), but would have no effect on the total depreciation deductions available over the total recovery period of the assets of your partnership. Additionally, upon a termination of your partnership, the taxable year of your partnership will close for federal income tax purposes.

     SECTION 7.  EFFECTS OF THE OFFER.

     LIMITATIONS ON RESALES. Under the partnership agreement, transfers of units which in the opinion of counsel to your partnership would cause a termination of your partnership for federal income tax purposes are not permitted. A termination may occur when 50% or more of the units are transferred in a 12-month period. Depending upon the number of units tendered in our offer, sales of units on the secondary market for the 12-month period following completion of our offer may be limited. The partnership will not process any requests for transfers of units during such 12-month period which the general partner of your partnership believes may cause a tax termination.

     EFFECT ON TRADING MARKET. There is no established public trading market for the units and, therefore, a reduction in the number of limited partners should not materially further restrict your ability to find purchasers for your units in the secondary market.

     INFLUENCE ON LIMITED PARTNER VOTING DECISIONS BY US AND OUR AFFILIATES.
We will have the right to vote each unit that we purchase in the offer. Depending on the number of units that we purchase in the offer, we and our affiliates may be in a position to influence the outcome of voting decisions with respect to your partnership. Accordingly, we and our affiliates could: (i) prevent non-tendering limited partners from taking action they desire but that we and our affiliates oppose; and (ii) take action desired by us and our affiliates but opposed by non-tendering limited partners. Under the partnership agreement, limited partners holding a majority of the units are entitled to take action with respect to a variety of matters, including: removing your general partner; dissolving your partnership; selling all or substantially all of your partnership's assets; effecting material changes in the investment objectives and policies of your partnership; and causing most types of amendments to the partnership agreement. When voting on matters, we and our affiliates will vote units owned and acquired by us, in our interest.

     The units are registered under the Exchange Act, which means, among other things, that your partnership is required to furnish certain information to its limited partners and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, limited partners. Our purchase of units under the offer will not result in the units becoming eligible for deregistration under Section 12(g) of the Exchange Act.

     SECTION 8. FUTURE PLANS. We are seeking to acquire units primarily for investment purposes and with a view to making a profit.

     SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP. Information included herein concerning your partnership is derived from your partnership's publicly-filed reports. Additional financial and other information concerning your partnership is contained in your partnership's annual reports on Form 10-K and Form 10-KSB, quarterly reports on Form 10-Q and Form 10-QSB and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The materials may also be reviewed through the Commission's Web site (http://www.sec.gov).

     Your partnership was organized on August 14, 1986 under the laws of the State of Delaware. Its principal executive offices are located at 1775 West Moana Lane, Suite 200, Reno, Nevada 89509. Its telephone number is (775) 825-3355. Your partnership was formed for the purpose of investing in "zero coupon" first and junior mortgage loans which were secured by real property. Your original general partners anticipated making first and junior loans which would be satisfied within 8 to 12 years after funding.

     YOUR PARTNERSHIP'S CURRENT INVESTMENTS. Your partnership currently holds a zero-coupon first mortgage loan secured by an approximately 233,000 square foot shopping center located in Reno, Nevada. The property consists of two main buildings and three anchor tenant buildings with surface parking for 1,184 automobiles. The loan had an original principal balance of $6,500,000, bears interest at a rate of 11.22% per annum, compounded monthly, was originally scheduled to mature on February 28, 2001, at which time a balloon payment of $24,966,653, together with additional interest which may be owed as described immediately below, if any, was due and payable, and was modified on December 21, 2000. One of the provisions of the loan stated that if the sum of (i) the principal balance of the loan plus all other then outstanding indebtedness secured by the property plus (ii) all accrued and unpaid interest in excess of 5% per annum of the principal balance of such mortgages, exceed 85% of the current appraised value of the mortgaged property, the borrower shall be immediately obligated to pay such excess. In the event that such excess becomes due, the borrower may not have sufficient liquidity to satisfy its obligation to your partnership. If this were to occur, the borrower could be forced to sell the property or seek other relief, including protection under the bankruptcy laws.

     In 1997, your partnership prepared a valuation of the collateral property and based on that valuation, no additional amounts were then presently due. However, as a result of such valuation, the borrower wrote the property down on its financial statements to what its management believed to be its estimated fair market value of $15,875,000. Your former general partners performed their own evaluation and determined that this estimate was a fair representation of the property's value at that time. The balance of the loan at December 31, 1996 was approximately $15,979,000 and the then general partners of your partnership determined that it was unlikely that any additional interest accrued on the loan would ultimately be recovered from the value of the underlying property. Consequently, as of January 1, 1997, your partnership ceased accruing interest on the loan.

     The borrower advised your partnership in 2000 that it believed that the value of the property had increased since the beginning of 1997 and that, depending on the results of an appraisal of the property required to be made in connection with any modification of the loan, the value of the loan may exceed the value at which the loan was then being carried on your partnership's financial statements. The borrower also requested that the loan be restructured prior to its original maturity date (February 1, 2001). After extensive negotiations, on December 21, 2000, your partnership and the borrower agreed to modify the loan as follows:

          1. The term of the loan was extended until February 28, 2003.

     2. The borrower placed in escrow a deed as well as documents necessary to convey the property, which documents will be released to your partnership on the earlier (A) March 1, 2003, (B) at such time as a third-party purchaser is identified to acquire the property or (C) at any time after March 1, 2002 if your partnership deems it necessary to protect its economic interest.

     3. The borrower will pay to your partnership to be applied towards the loan all cash flow generated from the property in excess of $100,000 per year.

     4. The borrower was required to have an appraisal prepared on the property to determine if an excess payment, as described above, was due and, if such a payment is due, to make such payment. On March 27, 2001, your partnership received an appraisal from the borrower which valued the property at $20,000,000. As a result, based on current information available to your partnership, no excess payment is presently required. However, the general partner believes that the recent valuation of the property by the borrower is greater than the net amount that could currently be obtained from a third-party purchaser of the property.

     5. The borrower has the right to prepay the loan by paying to your partnership the sum of the then unpaid principal balance of the loan together with accrued interest and other charges due under the loan and 66% of the value of the property in excess of such amount.

     It is currently anticipated that the documents described in paragraph 2 above will be released to the partnership on March 1, 2003 and that the partnership will, on March 3, 2003, record the deed and the other attendant documents which will result in the partnership becoming the owner of the shopping center in Reno, Nevada. The current owner will have no further obligation to your partnership. At this point, we were unable to determine what effect this will have on the valuation of your units nor the impact it may have on the ongoing operations of the partnership. Should the partnership become the owner of the shopping center, we will not adjust our purchase price of $68 per unit.

     LITIGATION. On or about May 19, 2000, Dr. Warren Heller, a limited partner, commenced a putative class action and derivative lawsuit in the Delaware Court of Chancery against, among others, your partnership, as a nominal defendant, the former general partners and two of their affiliates seeking, among other things, monetary damages resulting from purported breaches of fiduciary duties and breaches of your partnership's partnership agreement in connection with the March 1999 sale of one of your partnership's mortgage loans and the marketing of the property which had been secured by that loan. In addition, the action alleges breaches of fiduciary duty in connection with the purported failure of your partnership to distribute cash and the purported failure of the former general partners of the partnership to enforce the provisions of your partnership's remaining mortgage loan.

     On January 22, 2002, following completion of discovery, and further negotiations which resulted in an increase in the settlement consideration, a stipulation of settlement was executed setting forth the final terms of the settlement. The settlement, which was approved by the Court of Chancery of the State of Delaware on June 4, 2002, required the defendants to establish a fund in the amount of $9,000,000 in full settlement and compromise of the claims made by the plaintiff, the partnership and all members of the class. From the settlement of this litigation, the partnership distributed the first installment to the limited partners as well as other members of the plaintiffs' class in the amount of $33.79 per unit, which distribution was made in September 2002. The balance of the settlement fund, in the amount of $3.72 per unit, was distributed in December 2002.

     SELECTED FINANCIAL DATA. The following is a summary of certain financial data for your partnership for the periods indicated. The summary financial information for your partnership for the years ended 2001, 2000 and 1999 is based on audited financial statements.

SELECTED FINANCIAL DATA

FISCAL YEAR ENDED DECEMBER 31,
                                     2001           2000           1999
                                    ------         ------         ------
Mortgage Loan Interest Income       $1,283,920     $    -         $    -
Short-Term Investment Interest         174,790      252,169        145,513
Other Income                            19,150          -           23,375
                                    ----------     ----------     --------
Total Revenues                       1,477,860      252,169        168,888
Recovery of Loan Losses, Net              -            -          (400,000)
Total Expenses                        (291,251)    (176,628)      (312,427)
Net Income                           1,186,609       75,541        481,315
Net Income per Unit                       6.16         0.39           2.50

Nine Months Ended September 30,

                                       2002           2001
                                    ----------     ----------
Mortgage Loan Interest Income       $1,380,667     $  827,947
Short-Term Investment Interest              -         147,422
Other Income                            88,712         12,850
Proceeds from Class Action
 Settlement                          9,000,000             -
                                    ----------     ----------
Total Revenues                      10,469,379        988,219

Recovery of Loan Losses, Net              -            -
Total Expenses                       2,161,007        129,425
Net Income                           8,308,372        858,794
Net Income per Unit                      44.05           4.46

BALANCE SHEET DATA
                                 December 31,    December 31,    September 30,
                                                                  (unaudited)
Total Assets                     $16,733,491     $20,321,625     $18,609,563
Total Liabilities                    124,147          57,315          41,003
Partners' Equity (187,919 units
 outstanding)                     16,609,344      20,264,310      18,568,560

STATEMENT OF CASH FLOWS DATA

Cash and Cash Equivalents            754,136       4,324,270       1,884,326
Net Cash Provided by Operating
 Activities                        1,253,441          65,427       1,130,190

     SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES. We have certain conflicts of interest with respect to the offer as set forth below.

     VOTING BY US AND OUR AFFILIATES. As a result of our offer, we and our affiliates will be in a position to influence the outcome of partnership decisions on which limited partners may vote. This means that: (i) non-tendering limited partners could be prevented from taking action they desire but that we and our affiliates oppose; and (ii) we and our affiliates may be able to take action desired by us and our affiliates but opposed by non-tendering limited partners. See "Section 7. Effects of the Offer."

     TRANSACTIONS WITH AFFILIATES. Under the partnership agreement, your general partner is entitled to receive 2.5% of your partnership's income, loss, capital and distributions including without limitation your partnership's cash flow from operations and disposition proceeds.

     SECTION 11. CERTAIN INFORMATION CONCERNING US. We are Virginia Springs Limited Liability Company, a Nevada limited liability company formed for the purpose of investing in real estate-related investments. Our members are John Farahi, Bob Farahi and Ben Farahi. Our principal executive office is located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509, and our telephone number is (775) 825-3355.

     The names, positions and business addresses of our members as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Schedule 1 attached hereto and are incorporated herein by reference.

     Neither we, John Farahi, Bob Farahi nor Ben Farahi was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). In addition, none of such persons or entities was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     As of the date of this offer to purchase, we own 9,703 units. We acquired the units at a purchase price of $95 per unit pursuant to a tender offer which we undertook on March 29, 2002. Western Real Estate Investments, LLC owns 68,040. In addition, Ben Farahi own 44 units. To the best of our knowledge, no other affiliate of ours beneficially owns or has a right to acquire any units.

     UNITS OWNED BY OUR AFFILIATES. Western purchased 166 units at prices per unit ranging from $82.75 to $102.00 in a series of transactions that occurred between January 10, 2001 and January 30, 2001. In addition, Western purchased 120 units on February 14, 2001 for approximately $102.00 per unit; 299 units on February 15, 2001 for approximately $104.00 per unit; 24 units on March 22, 2001 for approximately $130.00 per unit; and 140 units on March 30, 2001 for approximately $125.00 per unit. Western purchased such units through intermediaries (e.g. through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units).

     In addition to the foregoing, on February 12, 2001, Western commenced a tender offer for an aggregate of 40,000 units at a purchase price of $127.00 per unit payable in cash, pursuant to which it acquired 6,841 units at an aggregate purchase price of $848,106.

     As of January 1, 2002, in accordance with the terms and conditions of the General and Limited Partner Interest Assignment Agreement, dated as of October 10, 2001 (the "Assignment Agreement"), among your general partner, Western, RAM Funding, Inc. (the former managing general partner of your partnership), Presidio AGP Corp. (the former associate general partner of your partnership), and certain affiliates of RAM Funding and Presidio AGP who are former limited partners of your partnership, Western acquired an aggregate of 57,695 units from such former limited partners and your general partner acquired the general partnership interests for a total purchase price of $4,395,181.46 and an assignment of the settlement rights of our affiliated entities with respect to the settled litigation to the selling entities. The funds necessary to purchase these interests were obtained from capital contributions made directly or indirectly by Farahi Investment Company, the sole member of Western. The Assignment Agreement also required the former general partners to cause the partnership to distribute all cash reserves other than $500,000 immediately prior to the change in general partners, resulting in a distribution equal to $25.12 per unit on December 31, 2001.

     Except as set forth immediately above in this Section 11, neither we, nor your general partner, nor Western, nor Farahi Investment Company nor any of the individuals listed on Schedule I nor, to the best of our knowledge, any affiliate thereof has effected any transaction in the units within the past 60 days.

     RELATED PARTY CONTRACTS AND TRANSACTIONS. Except as otherwise set forth in Section 10 hereof, neither we, nor your general partner, nor Western, nor Farahi Investment Company nor any of the individuals listed on Schedule I nor, to the best of our knowledge, any affiliate thereof has any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Except as otherwise set forth in Section 10 hereof, there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between us, your general partner, Western, Farahi Investment Company, any of the individuals listed on
Schedule I or, to the best of our knowledge, any affiliate thereof, on the one hand, and your partnership or its affiliates, on the other hand.

     Except as set forth above in this Section 11, there have been no contracts, negotiations or transactions between us, your general partner, Western, Farahi Investment Company, any of the individuals listed on Schedule I or, to the best of our knowledge, any affiliate thereof, on the one hand, and your partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     SECTION 12. SOURCE OF FUNDS. Approximately $816,000 exclusive of fees and expenses, will be required to purchase all 12,000 of the units. We currently have approximately $1,100,000 in available funds to pay for the units. Our other assets are the units of the partnership which we already own and a real estate property located in Reno, Nevada. We have no liabilities. Therefore, we are able to fulfill each of the financial obligations with respect to this tender offer.

     SECTION 13. BACKGROUND OF THE OFFER. We are offering to purchase units which are a relatively illiquid investment and which do not presently generate current income. We are not offering to purchase your partnership's underlying assets. Consequently, we do not believe that the underlying asset value of your partnership is determinative in arriving at the purchase price. Nevertheless, as set forth below, we have determined an estimated liquidation value for your partnership.

     We valued your partnership's mortgage loan at $15,979,355, the value of the mortgage loan on your partnership's December 31, 2001 balance sheet. This value represented the outstanding balance on the mortgage loan at December 31, 1996. As a result of a 1997 evaluation by your former managing general partner of the value of the property securing the mortgage loan, your partnership has not accrued any interest on the mortgage loan since January 1, 1997. If the full amount of interest had been accrued, as of December 31, 2001 the mortgage loan would have a value of $26,062,593. As discussed under "Section 9. Certain Information Concerning Your Partnership - Your Partnership's Current Investments," the borrower has advised your partnership that it believes that the value of its property has increased since the beginning of 1997. Thus the value of your partnership's mortgage loan may exceed the value we have used in our estimate.

     To determine the estimated liquidation value of your partnership, we added to the value we attributed to your partnership's mortgage loan the net unencumbered cash of your partnership at September 30, 2002 ($1,884,326) and deducted $639,174 or 4% of the value of the mortgage loan as an estimated reserve to cover disposition of the mortgage loan and wind up your partnership. The resulting estimated liquidation value of your partnership is $17,224,507 or $89.37 per unit based upon the share of proceeds that limited partners are entitled to receive.

     The following chart summarizes our determination of the estimated liquidation value of your partnership:

     Estimated Value of Mortgage Investment            $15,979,355
     Unencumbered Cash Reserves as of
       September 30, 2002
       Net of Accounts Payable               1,884,326
     Less: Liquidation Costs                   639,174
     Net Cash                                           17,224,507

     Per Unit Liquidation value                             $89.37

     We believe that the above methodology is an appropriate method for determining the liquidation value of your partnership's assets. The utilization of different valuation methods or assumptions also could be appropriate. In this regard, you should understand that other appropriate valuation methods could yield a higher value. Furthermore, we did not take into account the value of the property securing the loan and the fact that is more likely than not that the partnership will foreclose its interest in March 2003 and will become the owner of the property.

     The purchase price, which is less than the estimated liquidation value, represents the price at which we are willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the offer price and no representation is made by us, or the general partner of your partnership, as to the fairness of our offer. We did not, nor did the general partner of your partnership, attempt to obtain a current independent valuation or appraisal of your partnership's mortgage loan or the real estate securing the loan. You are urged to consider carefully all of the information contained herein and consult with your own advisors, tax, financial or otherwise, in evaluating the terms of our offer before deciding whether to tender your units.

     Secondary market sales activity for the units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units) are the only means available known to us for a limited partner to liquidate an investment in units because the units are not listed or traded on any exchange or quoted on any Nasdaq list or system. According to Partnership

Spectrum, an independent third party industry publication, between December 1, 2001 and November 30, 2002, there were 50 reported trades in the secondary market (for a total of 2,334 units) which were made at between a high of $120 per unit and a low of $70 per unit, with a weighted average price of approximately $105.37 per unit. These prices do not take into account commissions and other transactional costs which sellers of units may be required to pay (which typically range between $250 and $400). The majority of these sales of units in the secondary market occurred prior to either the first or both distributions of the settlement from the litigation described in the section of this document entitled "Section 9. Certain Information Concerning Your Partnership - Litigation."

     Your partnership is making no recommendation as to whether limited partners should tender their units.

     SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of our offer, we are not required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend our offer as to such units, if at any time prior to the expiration of the offer:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which makes illegal, delays or otherwise directly or indirectly restrains or prohibits making of our offer or the acceptance for payment of or payment for any units by us;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to our offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in paragraph (a) above; or

     (c) there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any units in our offer, or otherwise directly or indirectly relating to our offer, or otherwise, in our reasonable judgment, adversely affecting us or your partnership.

     The above conditions must be satisfied or waived prior to the expiration date of our offer and we will exercise the standard of reasonableness in determining whether the conditions have been satisfied. Finally, we will not purchase units under the offer if it will result in the units becoming eligible for deregistration under Section 12(g) of the Exchange Act.

     SECTION 15.  CERTAIN LEGAL MATTERS.

     GENERAL. Except as set forth in this Section 15, we are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of units by us in our offer. Should any such approval or other action be required, it is our present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of units tendered in our offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, could be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to terminate our offer without purchasing units hereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

     ANTITRUST. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

     MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to our offer.

     STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. Although we have not attempted to comply with any state anti-takeover statutes in connection with our offer, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to our offer and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to our offer, we might be unable to accept for payment or purchase units tendered in our offer or be delayed in continuing or consummating our offer. In such case, we may not be obligated to accept for purchase or pay for any units tendered.

     SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in our offer. We have retained MacKenzie Partners, Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with our offer. We will pay MacKenzie Partners, Inc. and American Stock Transfer & Trust Company, Inc. reasonable and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will also pay all costs and expenses of printing and mailing our offer and its legal fees and expenses. You will not be required to pay any fees or commissions to us in connection with a tender. However, you will be responsible for the payment of any fees charged by your broker for assisting you in tendering your units or any fee charged by a custodian or other trustee of an Individual Retirement Account or profit sharing plan that is the record owner of your units. Although we do not know the fees charged by these brokers and trustees, we believe that such fees are typically $24 to $100 per transaction.

     SECTION 17. MISCELLANEOUS. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of our offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, our offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of units residing in such jurisdiction.

     No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     We have filed with the Commission a Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 hereof, except that they will not be available at the regional offices of the Commission.


VIRGINIA SPRINGS LIMITED LIABILITY COMPANY



February 18, 2003
SCHEDULE 1

INFORMATION WITH RESPECT TO THE MEMBERS OF VIRGINIA SPRINGS LIMITED LIABILITY COMPANY.

     Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each member of Virginia Springs Limited Liability Company. Each person listed below is a citizen of the United States.

     John Farahi, 54, has been Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Monarch Casino & Resort, Inc. ("Monarch"), which through its wholly owned subsidiary Golden Road Motor Inn ("Golden Road") operates the Atlantis Casino Resort in Reno, Nevada, since its inception in 1993, and has held the same positions with Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was President, Director and General Manager of Golden Road. Mr. Farahi is a partner in Farahi Investment Company ("FIC"), which is engaged in real estate investment and development in the Reno area. Mr. Farahi holds a political science degree from the California State University, Hayward.

     Bob Farahi, 52, has been Co-Chairman of the Board and President of Monarch since its inception, and of Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was Vice President and a director of Golden Road. Mr. Farahi is a partner in FIC. Mr. Farahi holds a biochemistry degree from the University of California at Berkeley.

     Ben Farahi, 50, has been Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch since its inception, and of Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was Secretary, Treasurer and a Director of Golden Road in charge of financial planning and construction. Mr. Farahi is a partner in FIC. Mr. Farahi is also the managing member of Maxum LLC, the general partner of Resources Accrued Mortgage Investors 2, L.P. Mr. Farahi holds a mechanical engineering degree from the University of California at Berkeley and a M.B.A. degree in accounting from the California State University, Hayward.

     The address for each member of Virginia Springs Limited Liability Company is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.
     The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

     VIA U.S. MAIL       American Stock Transfer & Trust Company
                         59 Maiden Lane
                         New York, New York 10038
                         Attn:  Reorg. Department - RAM 2

     VIA HAND AND        American Stock Transfer & Trust Company
     OVERNIGHT COURIER   6201 15th Avenue
                         Brooklyn, New York 11219
                         Attn:  Reorg. Department - RAM 2

     VIA FACSIMILE:      (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

800-322-2885
212-929-5500

Exhibit (a)(2)


RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
LETTER OF TRANSMITTAL
---------------------

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON APRIL 23, 2003 (THE "EXPIRATION DATE") UNLESS EXTENDED.









(Please indicate changes or corrections to the name, address and Tax Identification Number printed above.)

===========================================================================

     To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Purchaser (as defined below) on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth below does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Limited Partner. Please use the pre-addressed, postage paid envelope provided.

     This Letter of Transmittal is to be completed by limited partners (the "Limited Partners") of Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase, dated February 18, 2003, as amended (the "Offer to Purchase"), made by Virginia Springs Limited Liability Company, a Nevada limited liability company (the "Purchaser").

PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

--------------------------------

IF YOU HAVE THE CERTIFICATE ORIGINALLY ISSUED TO REPRESENT YOUR UNITS IN THE PARTNERSHIP, PLEASE SEND IT TO THE DEPOSITARY WITH THIS LETTER OF TRANSMITTAL

--------------------------------

FOR INFORMATION OR ASSISTANCE IN CONNECTION WITH THE OFFER OR THE COMPLETION OF THIS LETTER OF TRANSMITTAL, PLEASE CONTACT OUR INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT (800) 322-2885

TO: VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

     The undersigned hereby tenders the number of its units of limited partnership interest in the Partnership as set forth herein (the "Units") to Virginia Springs Limited Liability Company, a Nevada limited liability company (the "Purchaser") for $68 cash per Unit, less any distributions made by the Partnership prior to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and this Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase and any supplements, modifications or amendments thereto, constitute the "Offer").

     The undersigned recognizes that, under the circumstances described in the Offer to Purchase, the Purchaser will accept Units for payment on a pro rata basis (with adjustments to avoid purchases of certain fractional Units) based upon the number of Units tendered prior to or on the Expiration Date and not withdrawn.

     Subject to and effective upon acceptance for payment of any Units tendered hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Purchaser all right, title and interest in and to such Units purchased and requests, authorizes and directs the general partner of the Partnership (the "General Partner") to substitute the Purchaser as a limited partner of the Partnership in place of the undersigned with respect to such Units. The undersigned hereby irrevocably constitutes and appoints the Purchaser as the Limited Partner's proxy and true and lawful agent and attorney-in-fact of the undersigned with respect to such Units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to deliver such Units and transfer ownership thereof on the Partnership books maintained by the General Partner, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser and upon payment of the purchase price payable by the Purchaser in accordance with the terms of the Offer to Purchase in respect of such Units (the "Purchase Price"), to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units, including, without limitation, all voting rights and the right to receive distributions from the Partnership, all in accordance with the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that the Purchaser be admitted as a "substitute Limited Partner" under the terms of the Limited Partnership Agreement of the Partnership. Upon the purchase of such Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect thereto will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective).

     The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer or purchase of the Units tendered hereby.


     The undersigned understands that a valid tender of Units to the Purchaser will constitute a binding agreement upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchaser may not accept for payment any Units tendered hereby. In such event, the undersigned understands that this Letter of Transmittal will be of no force or effect. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, administrators, executors, successors, assigns and trustees in bankruptcy and other legal representatives of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

     The undersigned further represents and warrants that, to the extent a certificate evidencing the Units tendered hereby (the "original certificate") is not delivered by the undersigned together with this Letter of Transmittal:
(i) the undersigned has not sold, transferred, conveyed, assigned, pledged, deposited or otherwise disposed of any portion of the Units; (ii) the undersigned has caused a diligent search of its records to be taken and has been unable to locate the original certificate; (iii) if the undersigned shall find or recover the original certificate evidencing the Units, it will immediately and without consideration surrender it to the Purchaser; and (iv) the undersigned shall at all times indemnify, defend and save harmless the Purchaser and the Partnership (which shall be a third party beneficiary), their successors and their assigns from and against any and all claims, actions and suits, whether groundless or otherwise, and from and against any and all liabilities, losses, damages, judgments, costs, charges, counsel fees and other expenses of every nature and character by reason of honoring or refusing to honor the original certificate when presented by or on behalf of a holder in due course or a holder appearing to or believed by the Partnership to be such, or by issuance or delivery of a replacement certificate, or the making of any payment, delivery or credit in respect of the original certificate without surrender thereof, or in respect of the replacement certificate.

     FOR INFORMATION AND ASSISTANCE WITH THE OFFER, PLEASE CALL OUR INFORMATION AGENT, MACKENZIE PARTNERS, INC.: (800) 322-2885. For Units to be validly tendered, Limited Partners should complete and sign this Letter of Transmittal and return it in the self addressed, postage-paid envelope enclosed, or by Hand or Overnight Delivery to American Stock Transfer & Trust Company at the address set forth on the back cover of this Letter of Transmittal or by Facsimile to
(718) 234-5001.

BEFORE SIGNING AND RETURNING THIS LETTER OF TRANSMITTAL, PLEASE REFER TO THE ACCOMPANYING INSTRUCTIONS.

------------------------------------------------------------------------------

SIGNATURE BOX (ALL OWNERS)
(SEE INSTRUCTIONS 1, 3 AND 4 AS NECESSARY)

     Please sign exactly as your name is printed on the front of this Letter of Transmittal. For joint owners, each owner must sign. (See Instruction 1.)

     If the undersigned is tendering less than all Units held, the number of Units tendered is set forth below. Otherwise, all Units held by the undersigned are tendered hereby. The signatory hereby certifies under penalties of perjury the statements in Box B and, if applicable, Box C.

                  -----------------------
                  Signature


                  -----------------------
                  Signature


                  -----------------------
                  Tax ID Number


                  ----------------------------------------------
                  Name and Capacity ( if other than individuals)


                  -----------------------
                  Title


                  ----------------------------------------------
                  Address

                  ----------------------------------------------
                  City, State, Zip

                  (---)-------------------------
                  Area Code and Telephone Number

                  (---)-------------------------
                  Evening


                  -----------------------
                  Units Being Tendered


BOX A
Medallion Signature Guarantee (If Required)
(See Instruction 1)

You do not need to have your signature guaranteed unless you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or a representative capacity.

Name and Address of Eligible Institution
________________________________________

Authorized Signature __________________________

Title _________________________

Name ______________________________________

Date _________________________

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BOX B
SUBSTITUTE FORM W-9
(See Instruction 4 - Box B)

     The person signing this Letter of Transmittal hereby certifies the following to the Purchaser of the Units indicated in this Letter of Transmittal under penalties of perjury:

     (i) The Taxpayer Identification Number ("TIN") printed (or corrected) on the front of this Letter of Transmittal is the correct TIN of the Limited
Partner, or if this box [   ] is checked, the Limited Partner has applied for a
TIN. If the Limited Partner has applied for a TIN, a TIN has not been issued to the Limited Partner, and either: (a) the Limited Partner has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office; or (b) the Limited Partner intends to mail or deliver an application in the near future (it being understood that if the Limited Partner does not provide a TIN to the Purchaser within 60 days, 30% of all reportable payments made to the Limited Partner will be withheld until the TIN is provided to the Purchaser); and

     (ii) Unless this box [   ] is checked, the Limited Partner is not subject
to backup withholding either because the Limited Partner: (a) is exempt from backup withholding; (b) has not been notified by the IRS that the Limited Partner is no longer subject to backup withholding as a result of a failure to report all interest or dividends; or (c) has been notified by the IRS that such Limited Partner is no longer subject to backup withholding.
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BOX C
SUBSTITUTE FORM W-8
(See instruction 4)

     By checking this box [   ], the person signing this Letter of Transmittal
hereby certifies under penalties of perjury that the Limited Partner is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Limited Partner:

     (i) is a non-resident alien individual or a foreign corporation, partnership, estate or trust;

     (ii) if an individual, has not been and plans not to be present in U.S. for a total of 183 days or more during the calendar year; and

     (iii) neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

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The Depositary for the offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

     By Mail:

     American Stock Transfer & Trust Company
     59 Maiden Lane
     New York, New York 10038

     Attn:  Reorg. Department - RAM2

     By Overnight Courier or Hand:

     American Stock Transfer & Trust Company
     6201 15th Avenue
     Brooklyn, New York 11219
     Attn:  Reorg. Department - RAM2

     By Facsimile:
     (718) 234-5001


     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

800-322-2885
212-929-5500

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. SIGNATURE AND DELIVERY REQUIREMENTS

   Individual and Joint Owners - Signature Requirements. After carefully reading and completing the Letter of Transmittal, in order to tender your Units, Limited Partner(s) must sign at the "X" in the Signature Box. The signature(s) must correspond exactly with the name printed (or corrected) on the front of the Letter of Transmittal without any change whatsoever.
   Note: For Units held in a custodial account, the beneficial owner should sign in the Signature Box. If the Units are registered in the names of two or more joint holders, all such holders must sign the Letter of Transmittal. No signature guarantee on the Letter of Transmittal is required if the Letter of Transmittal is signed by the unitholder (or beneficial owner in the case of an IRA).

   Trustees, Corporation and Fiduciaries - Signature Requirements. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation, authorized partner of a partnership or other persons acting in a fiduciary or representative capacity must sign at the "X" in the Signature Box and have their signatures guaranteed by an Eligible Institution by completing the signature guarantee set forth in the Letter of Transmittal. Signatories should indicate their title when signing and must submit proper evidence satisfactory to the Purchaser of their authority to act.

   Delivery Requirements. For Units to be validly assigned, a properly completed and duly executed copy of the Letter of Transmittal, together with any required signature guarantees in Box A, and any other documents required by the Letter of Transmittal (including the original certificate, to the extent in your possession), must be received by the Purchaser prior to or on the Expiration Date

   To ensure receipt of the Letter of Transmittal, it is suggested that you use overnight courier delivery or, if the Letter of Transmittal is to be delivered by U.S. Mail, you use certified or registered mail, return receipt requested. Facsimiles will be accepted subject to the receipt by the Purchaser of original documentation. All Letters of Transmittal should be addressed as follows:

   By Mail or Overnight Courier:  American Stock Transfer & Trust Company at
                                  one of the addresses set forth on the back cover of the Letter of Transmittal

   By Facsimile:                  (718) 234-5001

   Documentation

   Deceased Owner -               Original Death Certificate.  If other than a
                                  Joint Tenant,   see   also    Executor /
                                  Administrator / Guardian below.

Deceased Owner (other) -          See Executor/Administrator/Guardian (a)
                                  below.

Executor/Administrator/Guardian - (a) Send copy of Court Appointment
                                  Documents; (b) letter of testamentary

                                  notarized within 60 days of receipt; (c) affidavit of domicile notarized; and (d) a copy of applicable provisions of Will (Title Page, Executor powers asset distributions); or (e) Estate distribution documents.

Attorney-in-fact                  Power of Attorney.

Corporate/Partnerships            Resolution(s) of Board of Directors or other
                                  evidence of authority to so act.

Trust/Pension Plans               Cover pages of the trust or plan, along with
                                  the trustee(s) section and/or amendments or resolutions of the above to prove authority to so act.

     2. TRANSFER TAXES. The Purchaser will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

     3. U.S. PERSONS. A Limited Partner who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively,
"United
         States persons") as those terms are defined in the Internal Revenue
Code
         and Income Tax Regulations, should complete the following:

         Box B - Substitute Form W-9.  In order to avoid 30% federal income tax backup withholding, the Limited Partner must provide to the Purchaser the
         Limited Partner's correct Taxpayer Identification Number ("TIN") and certify, under penalties of perjury, that such Limited Partner is not subject to such backup withholding. The TIN that must be provided on the
         Substitute W-9 is that of the registered Limited Partner as printed
(or
         corrected) on the front of the Letter of Transmittal.  If a correct
TIN
         is not provided, penalties may be imposed by the Internal Revenue
Service
         ("IRS"), in addition to the Limited Partner being subject to backup withholding. Certain Limited Partners (including, among others, all corporations) are not subject to backup withholding. Backup withholding
         is not an additional tax.  If withholding results in an overpayment of taxes, a refund may be obtained from the IRS. NOTE: The correct TIN for an IRA account is that of the Custodian (not the individual Social Security number of the beneficial owner).

     4. BOX C - FOREIGN PERSONS. In order for a Limited Partner who is a foreign person (i.e., not a United States person as defined in 3 above) to qualify as exempt from 30% backup withholding, such foreign Limited Partner must certify, under penalties of perjury, the statement in BOX
B
         of the Letter of Transmittal attesting that foreign person's status by checking the box preceding such statement.  Unless such box is checked,
         such foreign person will be subject to withholding tax under Section
3406
         of the Code.

     5. ADDITIONAL COPIES OF OFFER TO PURCHASE AND LETTER OF TRANSMITTAL. Request for assistance or additional copies of the Offer to Purchase
and
         the Letter of Transmittal may be obtained from our Information Agent, MacKenzie Partners, Inc. by calling (800) 322-2885.

Exhibit (a)(3)

VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
1175 West Moana Lane
Suite 200
Reno, Nevada 89509

February 18, 2003

OFFER TO PURCHASE FOR CASH
LIMITED PARTNERSHIP UNITS OF
RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
FOR $68.00 PER UNIT IN CASH


Dear Limited Partner:

     We have begun a tender offer to purchase limited partnership units of your partnership for $68.00 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 12:00 midnight, New York City time, on April 23, 2003, unless otherwise extended. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to our offer.

     Our offer provides you with liquidity if we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

     As with any investment decision, there are benefits and detriments to you from accepting or declining our offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon the factors described in the Offer to Purchase.

     The general partner of your partnership is our affiliate. As a result, it has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your general partner and another of its affiliates are entitled to receive fees for certain transactions involving the partnership and its assets.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of transmittal. The signed acknowledgment and agreement and any other required documents should be sent to the Depositary, American Stock Transfer & Trust Company, prior to the expiration of our offer. The addresses for the Depositary are 59 Maiden Lane, New York, New York 10038 or by overnight courier service or by hand at 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - RAM 2.

     If you have any questions or require further information, please call our Information Agent, MacKenzie Partners, Inc. toll free, at (800) 322-2885.


                                    Very truly yours,


                                    VIRGINIA SPRINGS
                                    LIMITED LIABILITY COMPANY